                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 4 )


                clickNsettle.com, Inc. (formerly NAM Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   18682E-205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Robert S. Matlin, Esq.
                     Akin, Gump, Strauss, Hauer & Feld, LLP
                         590 Madison Avenue, 20th Floor
                            New York, New York 10022
                                 (212) 872-8090
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

CUSIP No. 18682E-205                   13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Roy Israel

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         381,079 shares     (see Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         381,079 shares     (see Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     515,246 shares      (see Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
     (see Item 5)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 18682E-205                   13D                     Page 3 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Carla Israel

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         20,634 shares     (see Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         20,634 shares     (see Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,135 shares      (see Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
     (see Item 5)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 5 Pages

Explanatory Note

         The purpose of this amendment is to update certain information contained in Items 3 and 5. On August 20, 2001, the Company effectuated a 1-for-3 reverse stock split of its common stock. All references to number of shares and prices per share in this document have been restated accordingly.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Israel acquired 378,412 shares of Common Stock as a founding shareholder. On December 28, 1998, Mr. Israel purchased 667 shares of Common Stock, at a price of $3.1875 per share. On December 31, 1998, Mr. Israel purchased 333 shares of Common Stock, at a price of $3.375 per share. On January 7, 1999, Mr. Israel purchased 1,667 shares of Common Stock, at a price of $4.125 per share. All purchases were made from Mr. Israel's personal funds. Mr. Israel has the option, granted to him under the Company's Amended and Restated 1996 Stock Option Plan (the "Plan"), to purchase 20,000 shares of Common Stock at exercise prices ranging from $5.363 to $6.75 per share. 10,000 of such options vested on September 18, 1998 and 10,000 of such options vested on September 18, 1999. Mr. Israel was also granted an option under the Plan to purchase 70,000 shares of Common Stock at exercise prices ranging from $4.125 to $4.5375. 35,000 of such options vested on November 18, 1999 and 35,000 options vested on November 18, 2000. Additionally, Mr. Israel was granted an option to purchase 30,000 shares of Common Stock under the Plan at exercise prices ranging from $15.375 to $16.914 of which 15,000 options vested on December 17, 2000 and 15,000 options will vest on December 17, 2001. Mr. Israel was also granted an option to purchase 28,333 shares of Common Stock under the Plan at exercise prices ranging from $4.314 to $4.745 of which 14,167 options vested on November 13, 2001 and 14,166 options will vest on November 13, 2002. Mr. Israel acquired, out of personal funds, warrants, at $0.375 each, to purchase 1,667 shares of Common Stock on December 31, 1998 and warrants, at $0.561 each, to purchase 667 shares of Common Stock on January 7, 1999. All of such warrants expired on November 13, 2001.

         The source and the amount of funds or other consideration used by Mrs. Israel to acquire 20,634 shares of Common Stock were personal funds. Mrs. Israel received options to purchase 11,833 shares of Common Stock on November 18, 1998 at an exercise price of $4.125 per share. 5,917 of these options vested on November 18, 1999 and the remaining 5,916 options vested on November 18, 2000. Additionally, Mrs. Israel was granted 6,667 options under the Plan at an exercise price of $15.375 of which 3,333 options vested on December 17, 2000 and 3,334 options will vest on December 17, 2001.

Item 5.  Interest in Securities of the Issuer

         A. (i) Mr. Israel has beneficial ownership of 515,246 shares of Common Stock, or 33.4% of the outstanding Common Stock. 381,079 shares are owned directly by Mr. Israel. Mr. Israel owns options to purchase 134,167 shares of Common Stock that are currently exercisable or will be exercisable within 60 days. In addition, Mr. Israel is an indirect beneficial owner of 39,135 shares owned by Mrs. Israel. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 554,381 shares or 35.5% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel. Mr. Israel also holds options to purchase 14,166 shares of Common Stock. Such options are not currently exercisable nor will they be exercisable within 60 days.

                  (ii) Mr. Israel has the sole right to vote 381,079 shares of Common Stock.
                  (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days.
                  (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.
                  (v)  Not applicable.

         B. (i) Mrs. Israel has beneficial ownership of 39,135 shares of Common Stock or 2.7% of the outstanding Common Stock. 20,634 shares of Common Stock are owned directly by Mrs. Israel. Mrs. Israel owns options to purchase 18,500 shares of Common Stock that are currently exercisable or will be exercisable within 60 days. In addition, Mrs. Israel is an indirect beneficial owner of 515,246 shares of Common Stock owned by Mr. Israel. Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

                                                               Page 5 of 5 Pages

                  (ii) Mrs. Israel has the sole right to vote 20,634 shares of Common Stock.

                  (iii) Mrs. Israel has not effected any transactions in the securities reported on during the past 60 days.
                  (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
                  (v) Not applicable.



Item 7.     Material to Be Filed as Exhibits
            Exhibit A - Letter Agreement of Carla Israel*
            Exhibit B - Series A Preferred Stock Voting Agreements** Exhibit C - Voting Agreement dated May 10, 2000**
            Exhibit D - Stock Purchase Agreement dated May 10, 2000***


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   November 14, 2001

                                                    /s/ ROY ISRAEL
                                                   ---------------
                                                   Roy Israel

                                                   November 14, 2001

                                                    /s/ Carla Israel
                                                   -----------------
                                                   Carla Israel


--------
* Incorporated by reference to the original filing by Mr. Israel on Form 13D, dated September 29, 1998.

** Incorporated by reference to Amendment 2 filed by Mr. Israel on Form 13D, dated May 10, 2000.

*** Incorporated herein in its entirety by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 17, 2000.